Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG, NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES SECOND QUARTER 2010 RESULTS

•	Revenue grew 35% year-over-year to $18.7 million for the 6 months ended June 30, 2010

•	EBITDA rose 209% year-over-year to $6.3 million for the 6 months ended June 30, 2010

•	$86.8 million of successful short term loans renewed and new credit facilities secured

•	Significant increases in distribution and new product launches in the market

Vancouver, B.C. August 9, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), a vertically integrated leader in the agricultural and industrial development of stevia extracts, announces financial results for the second quarter ended June 30, 2010.

Business Highlights

Earnings

Six month revenue grew 35% year-over-year to $18.7 million, while physical sales volume increased by 43% in the six month period ended June 30, 2010 compared to the same period of the previous year. Eliminating the impact of the changes in foreign exchange rates (US dollar and RMB currency moves against the Canadian dollar) shows that the Company’s revenue would have increased by approximately $6.5 million, or 50%, for the six months ended June 30, 2010 compared to the same period of the last year.

Second quarter 2010 revenue was $10.5 million

The stevia extract physical sales volume increased by approximately 13% in second quarter of 2010 compared to the second quarter of 2009, however GLG’s revenue was down 3% to $10.5 million in the second quarter of 2010 due to a strengthening of the Canadian dollar against the US dollar. The majority of the Company’s sales is denominated in US dollars and is translated into the Canadian dollars for financial reporting purposes. Eliminating the impact of the changes in foreign exchange rates (US dollar and RMB currency moves against the Canadian dollar) shows that the Company’s revenue would have increased by approximately $2.0 million or 18% for the three months ended June 30, 2010.

Six months 2010 EBITDA rose 209% year-over-year to $6.3 million. Second quarter 2010 EBITDA rose 66% compared to the second quarter of 2009, from $1.7 million to $2.8 million.

The main driver for the increase in EBITDA for the three and six months ended June 30, 2010 compared to the corresponding periods of 2009 was the gross profit increase in 2010 as compared to 2009.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	1

Continued success in obtaining financing for its operations and 2010 stevia leaf purchases.

The Company has had continued success in renewing its loans and obtaining new short term loans and credit facilities to finance its operations and stevia leaf purchases. During the second quarter of 2010, the Company renewed and obtained new loans totalling $86.8 million.

As at June 30, 2010 the Company had $18.8 million cash on hand and working capital of $13.0 million.

Product Development

Launch of breakthrough new stevia blend BlendSureTM: In July, the Company launched BlendSure™ at the Institute of Food Technologists conference in Chicago, Illinois. GLG believes the new product, which was developed by GLG’s research and development team, is the first of its kind in the industry and combines specific glycosides in a unique and proprietary ratio to deliver high quality taste and stability in carbonated soft drinks at a price point that is competitive with sugar. BlendSure™ has met all of the requirements for self-affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates. In addition, GLG intends to file a dossier for a no-objection letter from the FDA.

Strategic Business Review Completed

A strategic business review has been completed recently to review the best opportunities for GLG to focus on for growth and profits. We have concluded that the best opportunities are seen in China and other Asian markets. Within China, the Company has strong competitive position in stevia industry. We also see a compelling rationale for stevia industry growth in China driven by increase in stevia farming, growing health concerns from obesity and diabetes and the overall growth in food and beverage consumption in China which is increasing sugar demand and increased sugar imports. China’s expected growth in GDP also is expected to create growth opportunities for healthy consumer products in China’s food and beverage sector.

With our main management focus on developing our China business, GLG will continue to forge key strategic relationships outside of China for distribution of its stevia finished products.

Key strategic partners in Mexico and Australia have already been announced and we expect to make other announcements on distribution agreements with additional strategic partners for other key markets (US, Europe, Japan, India etc.). The strategic partners under discussion are expected to be either large sugar companies or ingredient companies who possess strong customer bases and a core capability in the sales and marketing of sweetener solutions.

Market Development

GLG continues to make progress in increasing the commercial adoption of its high-grade stevia extracts in key global markets. Recent business development highlights include:

Distribution agreements signed in key regions

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	2

Australia: On July 13, 2010, GLG signed a five-year agreement with Sugar Australia for the distribution and marketing of GLG’s stevia extract products in Australia and New Zealand. Sugar Australia is the leading sugar refiner in Australia operating across multiple business channels including the supply of sugar as an ingredient into the food and beverage sector, retail in which its CSR consumer brand has the leading market share, as well as foodservice and exports. Sugar Australia has launched a reduced calorie product called CSR Smart®, which utilizes stevia extracts in a unique and proprietary sugar blend to provide a 50% reduction in calories. The distribution agreement between the two companies includes mutual exclusivity based on successful achievement of agreed upon product purchases levels and marketing support, sales and technical training to be provided by GLG to Sugar Australia.

Mexico: On July 16, 2010, GLG signed a distribution agreement with Grupo Azucarero Mexico the largest private producer of sugar in Mexico, following only the Mexican government. The company owns and operates sugar mills and packaging plants throughout Mexico and specializes in the production, processing and distribution of sugar cane, as well as in the elaboration and sale of sugar-based derivatives and products. The five year agreement includes marketing and distribution of GLG’s stevia extract products including RebpureTM, RebsweetTM, and BlendSureTM in Mexico as well as an opportunity for future collaboration of the two companies in agricultural and industrial processing for GLG stevia extracts.

South America: GLG has also signed an agreement with Essentia Stevia for the distribution and marketing of GLG’s high quality stevia extracts in 18 countries throughout Latin America. Essentia Stevia will market GLG’s entire portfolio of stevia-based sweetening systems including products that will be marketed both industrially and in consumer facing brands.

India: On May 12th, GLG signed a memorandum of understanding (“MOU”) with Global AgriSystem Private Limited, a Katra Group company, for the introduction of GLG’s stevia products in India. The agreement includes an initial phase of market development for GLG stevia extracts, as well as the agricultural development of growing regions for GLG patented stevia plant varieties. With a population of 1.2 billion and governmental and societal concerns over diet and intake, the Company believes that India’s consumer base offers an untapped market for GLG stevia extracts and a significant opportunity for natural, zero calorie sweeteners.

Regulatory Developments

Europe: During the quarter, the European Food Safety Authority (EFSA) issued a positive opinion on the safety of steviol glycosides. The Company believes this scientific assessment may be the first step towards EU-wide approval of stevia as an ingredient in food and beverages. The findings will next go to the European Commission for review. Full approval in Europe is expected to be granted by the end of 2010 which the Company believes would open another significant market opportunity. In the event that full regulatory approval in Europe is granted, GLG intends to collaborate with current and potential customers to develop products made with stevia for the European market.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	3

Second Quarter 2010 Financial Results Highlights

The following results from operations have been derived from and should be read in conjunction with the interim consolidated financial statements of GLG for the six months ended June 30, 2010, and its audited consolidated financial statements for previous years. Certain prior year's figures have been reclassified to conform to the current financial information presentation.

In thousands Canadian $, except per share amounts	Second quarter 2010	Second quarter 2009	% Change	Six months 2010	Six months 2009	% Change
Revenue	$10,468	$10,805	(3%)	$18,677	$13,806	35%
Cost of Sales	$6,841	$9,163	(25%)	$11,763	$10,745	9%
% of Revenue	65%	85%	(20) pts	63%	78%	(15) pts
Gross Profit	$3,627	$1,642	121%	$6,914	$3,061	126%
% of Revenue	35%	15%	20 pts	37%	22%	15 pts
General & Administrative Expenses	$3,700	$2,486	49%	$6,622	$5,236	26%
% of Revenue	35%	23%	12 pts	35%	38%	(3) pts
Income (Loss) from Operations	($73)	($844)	(91%)	$292	($2,175)	(113%)
% of Revenue	(1%)	(8%)	7 pts	2%	(16%)	18 pts
Other Income (Expenses)	($518)	$1,190	(144%)	($1,841)	$255	(822%)
% of Revenue	(5%)	11%	(16) pts	(10%)	2%	12 pts
Income Tax Recovery (Expense)	$357	($14)	(2,650%)	($44)	$710	(106%)
Non-Controlling Interests	$6	$39	(85%)	$17	$81	(79%)
Net Income (loss) after Income Taxes and Non-Controlling Interests	($228)	$371	(162%)	($1,576)	($1,129)	40%
Earnings (loss) per share (Basic and Diluted)	($0.01)	$0.02	(153%)	($0.06)	($0.06)	0%
EBITDA (1)	$2,779	$1,677	66%	$6,286	$2,033	209%
% of Revenue	27%	16%	11 pts	34%	15%	19 pts

(1) EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, and (4) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under Canadian GAAP, please see’ Non-GAAP Financial Information” below.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	4

Revenue

Revenues for the three months ended June 30, 2010, which were derived entirely from stevia sales, were $10.5 million, a decrease of $0.3 million, or 3%, from $10.8 million in revenues for the same period last year due to the strengthening of the Canadian dollar against the US dollar. Revenues for the six months ended June 30, 2010 were $18.7 million compared to $13.8 million for the same period in the previous year – an increase of $4.9 million or 35%.

Stevia extract physical sales volume increased by approximately 13% in the second quarter of 2010 compared to the second quarter of 2009 and by approximately 43% comparing the six months periods ended June 30, 2010 and 2009.

The majority of the Company’s sales is denominated in US dollars and is translated into the Canadian dollars for financial reporting purposes. If the impact of the changes in foreign exchange rates (US dollar and RMB currency moves against the Canadian dollar) were eliminated the Company’s revenue would have increased by approximately $2.0 million or 18% for the three months ended June 30, 2010 compared to the same period of 2009 and by approximately $6.5 million or 50% for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

Gross Profit

Gross profit for the three months period ended June 30, 2010 was $3.6 million, an increase of 121% over $1.6 million in gross profit for the comparable period in 2009. The absolute increase in gross profit can be attributed to reduced production costs of stevia extract. The gross profit margin for the three months period ended June 30, 2010 was 35% compared to 15% for the three months ended June 30, 2009, the Company believes that this increase in gross profit margin is the result of the cost reduction strategy the Company began implementing in 2007. The Company’s use of its own proprietary stevia leaf to meet 100% of production requirements is central to this strategy. It is expected this goal will be met late in the third quarter of 2010 once the next stevia leaf harvest is underway.

Gross profit for the six months ended June 30, 2010 was $6.9 million, an increase of 126% compared to gross profit of $3.0 million for the same period in the previous year. Gross profit margin for these periods was 37% and 22% respectively and this increase was attributable to the same factor that affected the three month period.

The 126% increase in gross profit for the six months ended June 30, 2010 compared to the same period in the previous year can be attributed to overall lower production costs in 2010 driven by higher usage of GLG’s proprietary leaf in the Company’s production compared to 2009. Also, in the six months ended June 30, 2010, GLG fully employed the new production facilities at Mingguang and Dongtai.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	5

General and Administration Expenses

In thousands Canadian $	Second quarter 2010	Second quarter 2009	% Change	Six months 2010	Six months 2009	% Change
SG&A Expenses	$2,638	$1,708	54%	$4,564	$3,688	24%
Stock-Based Compensation	$756	$474	60%	$1,473	$975	51%
G&A Amortization & Depreciation	$306	$304	1%	$585	$573	2%
Total	$3,700	$2,486	49%	$6,622	$5,236	26%
% of Revenue	35%	23%	12 pts	35%	38%	(3) pts

General and administration expenses include sales, general and administration costs (SG&A), depreciation and amortization expenses on non-manufacturing fixed assets and stock based compensation.

Sales, General, and Administration (SG&A) Expenses

SG&A expenses for the three months ended June 30, 2010 were $2.6 million, an increase of $0.9 million or 54% over the same period for 2009. Key expense categories that increased were:

Professional fees: Professional fees rose due to increased cost of compliance with securities and corporate governance regulations (including the Sarbanes-Oxley Act of 2002) since November 2009 when the Company was listed on the NASDAQ. This increase represents approximately 30% of the total $0.9 million increase of SG&A.

Salaries: Salaries represented approximately 30% of the $0.9 million increase in SG&A and increased due to additional sales and marketing staffing expenditures in both North America and China as well as an increase in administrative salaries in China.

Property taxes: Increased property taxes accounted for approximately 30% of the $0.9 million increase in SG&A for the second quarter 2010 compared to the same period in 2009. This increase in property taxes was primarily attributable to new facilities that the Company added late last year and related annual property taxes.

Sales and marketing: Sales and marketing expenses accounted for approximately 10% of the $0.9 million increase as the Company continues to build the market for its stevia extracts.

SG&A expenses for the six months ended June 30, 2010 were $4.6 million compared to $3.7 million for the same period of 2009, a 24% increase attributable to the above noted.

Stock-based compensation was $0.8 million for the second quarter of 2010 compared with $0.5 million in the same quarter of 2009. GLG‘s amended stock compensation plan was approved by its shareholders at its annual general meeting in June 2008. Under the amended plan, the number of common shares available for issue is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized ($708,911) as well as stock-based compensation on new awards granted during the period ($47,557).

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Stock-based compensation was $1.5 million for the six months ended June 30, 2010 compared to $1.0 million for the same period of the previous year. The increase was primarily related to the recognition of stock-based compensation pertaining to the vesting of stock-options and restricted shares granted in June 2009.

G&A related depreciation and amortization expenses for the three months ended June 30, 2010 were $0.3 million and were consistent with G&A related depreciation and amortization expenses of $0.3 million for the comparable period in 2009. For the six month period there is an increase of 2% as compared to the same period ended June 30, 2009. The primary factor contributing to the increase was amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries which came into operation during the second quarter of 2010.

Other Expenses

In thousands Canadian $	Second quarter 2010	Second quarter 2009	% Change	Six months 2010	Six months 2009	% Change
Other Income (Expenses)	($518)	$1,190	(144%)	($1,841)	$255	(822%)
% of Revenue	(5%)	11%	(16) pts	(10%)	2%	(12) pts

Other expenses for the three months ended June 30, 2010 were $0.5 million, a 144% increase compared to other income of $1.2 million for the same period in 2009. There were two items that primarily contributed to the increase for the three months ended June 30, 2010:

(1)	Interest expenses of $0.9 million compared to interest expenses of $0.8 million in the same period 2009. Interest expenses for the three months period ended June 30, 2010 and 2009 were mainly related to the Company’s bank loans in China; and
(2)	Foreign exchange gain of $0.3 million on US dollar-denominated monetary assets and liabilities compared to a foreign exchange gain of $2.0 million for the three months ended June 30, 2010.

Other expenses increased $2.1 million, or 822%, for the six months ended June 30, 2010 compared to the same period of 2009 – from other income of $0.2 million to other expense of $1.8 million. This increase in other expenses was driven by:

(1) Interest expense increased by $0.9 million to $2.0 million for the six months ended June 30, 2010 from $1.1 million for the same period of the previous year. The main reason for the higher interest expense in the first half of 2010 is the increased amount of debt for the six months ended June 30, 2010 compared to the same period in 2009. Additionally, in the first half of 2009, interest expense of $0.6 million on the advance from a customer for product was capitalized to inventory.

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(2) Foreign exchange gain decreased by $1.2 million to $0.1 million compared to a foreign exchange gain of $1.3 million for the six months ended June 30, 2009.

Income Tax Expenses

In thousands Canadian $	Second quarter 2010	Second quarter 2009	% Change	Six months 2010	Six months 2009	% Change
Income Tax (Expense) Recovery	$357	($14)	(2,650%)	($44)	$710	(106%)
% of Revenue	3%	0%	3 pts	0%	5%	(5) pts

During the quarter ended June 30, 2010, the Company recorded income tax recovery of $0.4 million, an increase of $0.4 million compared to the second quarter of 2009 and an increase of $0.8 million compared to the first quarter of 2010.

The increase in the income tax recovery was mostly driven by an increase of $1.1 million in net loss before taxes in the second quarter 2010, generated by one of the Company’s Chinese subsidiaries.

Net Income (Loss)

In thousands Canadian $	Second quarter 2010	Second quarter 2009	% Change	Six months 2010	Six months 2009	% Change
Net income (loss)	($228)	$371	(162%)	($1,576)	($1,129)	(40%)
% of Revenue	(2%)	3%	(5) pts	(8%)	(8%)	0 pts

The Company’s net loss increased by $0.6 million for the three months period ended June 30, 2010 in comparison to the net income of $0.4 million for the same period of 2009. This $0.6 million increase in loss was driven by: (1) an increase in general and administrative expenses ($1.2 million) and (2) a decrease in foreign exchange gain by $1.7 million, which were offset by (3) an increase in gross profit in the second quarter 2010 ($2.0 million) (4) an increase in income tax recovery ($0.3 million).

The net loss increased by $0.4 million for the six months period ended June 30, 2010 in comparison to the net loss for the same period in 2009. This $0.4 million increase in loss was driven by: (1) an increase in general and administrative expenses ($1.4 million), (2) a decrease in foreign exchange gain ($1.2 million), (3) an increase in interest expense ($0.9 million), and (4) an increase in income tax expense by $0.7 million, which were partly offset by an increase in gross profit in the six months of 2010 ($3.8 million).

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	8

EBITDA

In thousands Canadian $	Second quarter 2010	Second quarter 2009	% Change	Six months 2010	Six months 2009	% Change
EBITDA	$2,779	$1,677	66%	$6,286	$2,033	209%
% of Revenue	27%	16%	11 pts	34%	15%	19 pts

EBITDA for the quarter ended June 30, 2010 was $2.8 million, compared to $1.7 million in EBITDA for the same period in 2009 and $6.3 million for the six months ended June 30, 2010 compared to $2.0 million for the same period of 2009. The main driver for the increase in EBITDA for the three and six months ended June 30, 2010 compared to the corresponding periods of 2009 were (1) higher stevia revenue and gross profit in 2010 as compared to 2009, and (2) the inclusion of production staff at Mingguang and Dongtai in production costs in 2010 whilst they were included in general and administrative costs in 2009 because those two facilities had not commenced operations.

For a reconciliation of EBITDA to net income (loss) before taxes and after minority interest under Canadian GAAP, please see “Non-GAAP Financial Information” below.

Capital Expenditures (CAPEX)

In thousands Canadian $	Second quarter 2010	Second quarter 2009	% Change	Six months 2010	Six months 2009	% Change
Capex	$543	$3,230	(83%)	$3,356	$12,594	(73%)

GLG’s capital expenditures of $3.4 million for the six months of 2010 reflect a decrease of 73% from $12.6 million in the six months of 2009. Capital expenditures during the first six months of 2010 were incurred for the purchase of testing equipment ($1.8 million) and construction of waste water treatment facility upgrades at two of the Company’s primary processing plants ($1.6 million).

Liquidity and Capital Resources

In thousands Canadian $	June 30, 2010	December 31, 2009
Cash and Cash Equivalents	$18,617	$16,018
Working Capital	$12,990	$6,381
Total Assets	$249,889	$229,586
Total Liabilities	$99,493	$84,743
Bank Loans Payable (< One Year)	$56,052	$37,317

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	9

Shareholder Loans	$7,389	$7,243
Bank Loans Payable (> One Year)	$9,384	$13,797
Total Shareholder Equity	$150,390	$144,819

Non-GAAP Financial Information

The following table provides reconciliation of EBITDA, a non-GAAP financial measure, to Canadian GAAP net income.

In thousands Canadian $	Second quarter 2010	Second quarter 2009	Six months 2010	Six months 2009
Income (Loss) Before Income
Taxes and Non-Controlling Interests	($591)	$347	($1,548)	($1,920)
Add:
Non-Controlling Interest	$6	$39	$17	$81
Depreciation and Amortization	$2,048	$1,519	$4,461	$2,663
Net Interest Expense	$895	$1,306	$1,965	$1,550
Foreign Exchange (Gain) Loss	($335)	($2,008)	($82)	($1,316)
Non-Cash Stock-Based Compensation	$756	474	$1,473	$975
EBITDA	$2,779	$1,677	$6,286	$2,033
% Revenue	27%	16%	34%	15%

Market and Operations 2010 Outlook

GLG’s key operational objectives for 2010 are:

1.	Generate sales growth from GLG’s direct sales force in the United States as well as key international markets.
2.	Commence operation of new Runhao facilities to increase production capacity and revenues.
3.	Harvest enough GLG leaf in 2010 crop to meet 100% of annual production requirements with a single, proprietary and high quality leaf variety.
4.	Organize stevia growers in partnership with local governments in China to meet expected 2010 stevia demand.
5.	Continue to develop additional leaf growing areas.
6.	Continue R&D program for high RA yielding seeds and seedlings, process innovation and product use formulations.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	10

Revenue 2010 Outlook

GLG is on track to deliver material new revenues in 2010 from key markets including Australia, New Zealand, South America and India. The Company has successfully gained several new key customers to date in 2010 and has launched new and innovative products including BlendSureTM. The Company continues to see global demand for stevia extracts to be used either in zero calorie applications or as a natural blend of sucrose and stevia for reduced calorie or better-for-you products.

The Company believes that China presents a key market opportunity for its high-grade stevia products as China currently faces a shortfall of sugar production and in 2009 imported over 1.5 million metric tons of sugar worth approximately $1.1 billion. According to recent statistics of population growth and sugar consumption rates, the Company believes that this shortfall could reach three million metric tons by the end of 2010 and continue to grow. This is expected to create a significant market opportunity for stevia sweeteners and GLG is actively pursuing this market opportunity in China directly with the Chinese government. Since the Company’s announcement in its First Quarter Earnings 2010 Outlook on March 31, 2010, GLG has made significant progress on this opportunity and expects to realize stevia extract revenue from this in 2010.

There are two opportunities that the Company sees in China and is currently developing:

(1) Industrial sales of stevia extract for use by Food and Beverage Industry. This sugar supply shortfall has created a market opportunity for stevia-based sweeteners and the Company is actively developing this market opportunity in China directly with key agencies dealing with sugar in the Central Government. Based on current discussions on this opportunity, the Company expects that the majority of its current capacity would be required to meet anticipated volumes in China from this opportunity.

(2) Zero or reduced Calorie Consumer Products. The market value for the China Food and Beverage Industry has more than doubled from 2005’s value of US$ 299 Billion to US$ 731 Billion in 2009. Freedonia estimates that per capita beverage consumption in China will increase from 80.1 liters per capita in 2007 to 124.4 liters per capita in 2017.

The opportunity the Company is currently reviewing is to directly provide healthier food and beverage consumer products to the China market. The Company currently has worked in partnership with a Chinese company to develop tabletop and blended sugar/stevia consumer products that offer zero or significantly lower calories through a stevia/sugar blend. That company has since secured distribution with a number of national grocery chains to commence the marketing of these tabletop and blended sugar/stevia products throughout China in 2010. The next area of opportunity for consumer products will be in the beverage market to offer healthier choices. The Company sees an opportunity to provide healthier choices to Chinese consumers for carbonated soft drinks, bottled water and other noncarbonated drinks in the future to meet the Chinese consumers’ growing interest in healthy and functional beverages.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	11

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company believes that it is on track to deliver material new revenues in 2010 from the key markets it included in its 2010 Outlook published on March 31, 2010 and the Company made several key customer announcements to date in 2010 outlining commercial relationships that are expected to deliver revenues from the key markets highlighted in its 2010 Outlook –South America, Australia New Zealand, Mexico and India. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2010 business development goals, which are expected to be announced throughout the balance of 2010 for India, Europe and additional agreements in the US market. GLG has announced distribution agreements for its products in Australia, South America and Mexico to date and expects to announce additional distribution agreements and contracts throughout the third and fourth quarters of 2010 that are also expected to deliver revenue in 2010.

We expected to generate approximately 50% of our 2010 revenue from our primary customer in 2010 based on existing purchase order commitments. We currently are delivering against a purchase order the will take us to March 31, 2011 with our primary customer. We are in current discussions with this customer for an additional order within our 10-year renewable contract.

The majority of the revenue we project in our outlook for the second half of 2010 outlook is expected to come from the following four sources:

1.	Four distributors with which we have existing distribution agreements in Japan, Australia & New Zealand, South America and Mexico (approximately 10-15% of 2010 revenues)
2.	Other existing customers in the US, Japan and China (approximately 5% of 2010 revenues)
3.	Potential new contracts under discussion currently with new customers and new distributors (approximately 5-10% of 2010 revenues)
4.	A potential new contract under discussion with a customer in China (approximately 15-20% of 2010 revenues)

The Company believes that the primary risks in its revenue outlook arise from uncertainty regarding the potential contracts described above in items 3 and 4, as these contracts are not yet signed. The Company expects to provide an update by the end of the third quarter on its progress in completing these contracts.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	12

EBITDA 2010 Outlook

Expectation for EBITDA margin (percentage of revenues) for 2010 is 24 to 26% on full year revenues. The Company is not making any change to the full year EBITDA margin expectation at this time. The six-month EBITDA margin was 34%, which was higher than expected. This was partly attributable to production efficiencies through the use of the Company’s own proprietary leaf as reflected in the six month EBITDA, and partly due to foreign exchange rate changes in the Chinese renminbi to US dollar, which the Company forecasted would negatively impact 2010 EBITDA margins by four percentage points, and which has not occurred as expected.

Capital Expenditures - 2010 Outlook

The Company expects to undertake some key capital projects in 2010, including the completion of its waste water treatment upgrade program and a new R&D innovation centre. The R&D innovation centre has the potential for government grant in China and the Company is currently pursuing such support. The new centre will focus on R&D across all aspects of the stevia supply chain including agriculture, extract processing, finished product production and product formulation innovation.

GLG’s Outlook Summary for 2010

In millions Canadian $	Actual 2009	Outlook 2010
Revenue	41.9	70-80
EBITDA	10.5	17-21
Capital Expenditures	40.8	10-15

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+ 1 (604) 641-1368
Fax:	+ 1 (604) 844-2830
Email:	ir@glglifetech.com

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	13

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

GLG Life Tech Corporation Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com	14